SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                        Reconditioned Systems, Inc.
                            (Name of Issuer)

                             Common Stock
                     (Title of Class of Securities)

                                75624035
                             (CUSIP Number)

                             Mr. Jonas Siegel
                           Granite Capital, L.P.
                       126 East 56th Street, 25th Floor
                          New York, New York 10022
                             (212) 407-3352
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            August 12, 1996
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                           Page 1 of 6 Pages
                                 <PAGE



                                      13D
CUSIP No.
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON        Granite Capital, L.P.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               231,117

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          231,117

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                231,117

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            15.7%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 2 of 6 Pages

Item 1.   Security and Issuer

            This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the Common Stock, par value [$.01] per share (the "Common Stock"),of Reconditioned Systems, Inc., an Arizona corporation (the "Company"), whose principal executive offices are located at 444 West Fairmont, Tempe, Arizona 85282.

Item 2.   Identity and Background

          (a) This Schedule 13D is being filed on behalf of Granite Capital, L.P., a Delaware limited partnership ("Granite Capital"). The current general partners of Granite Capital are Lewis M. Eisenberg and Walter F. Harrison, III, each of whom is a United States citizen.

          (b) The business address of Granite Capital and Messrs. Eisenberg and Harrison is 126 East 56th Street, 25th Floor , New York, New York 10022.

          (c)  Granite Capital is a private investment limited partnership.
The principal occupation of Granite Capital is investing primarily in equities. Messrs. Eisenberg and Harrison are co-chairmen of Granite Capital International Group L.P. ("Granite International"). The primary occupations of Messrs. Eisenberg and Harrison are to act as the principals in the business of Granite International.

          (d) Neither Granite Capital nor either of Messrs. Eisenberg or Harrison has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Granite Capital nor either of Messrs. Eisenberg or Harrison has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

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






Item 3.   Source and Amount of Funds or Other Consideration

          The Common Stock was acquired upon the mandatory conversion of the Series A Convertible Preferred Stock, no par value per share (the "Preferred Stock"), and all accrued and unpaid dividends thereon, which Granite Capital formerly owned, on August 12, 1996. The Preferred Stock was purchased in 1994 and the source of funds therefor was Granite Capital's capital. The total amount of funds used by Granite Capital to purchase the Preferred Stock owned by it was $480,011.


Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Preferred Stock by Granite Capital was for investment. Granite Capital intends to review its holdings with respect to the Company on a continuing basis. Depending on Granite Capital's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), Granite Capital may acquire other securities of the Company; sell all or a portion of its shares of Common Stock or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.

          Granite Capital has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Granite Capital may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.

Item 5.   Interest in Securities of the Issuer

            (a) As of the close of business on August 12, 1996, Granite Capital owned, within the meaning of Rule 13d-3 under the Exchange Act, 231,117 shares of the Common Stock.

            (b) Granite Capital has the sole power to vote and dispose of the 231,117 shares of Common Stock owned by it.

                         Page 4 of 6 Pages

            (c) Granite Capital purchased 106,669 shares of Preferred Stock from the Company on February 26, 1994 pursuant to a Stock Purchase Agreement, dated as of February 26, 1994 (the "Agreement"), among the Company, Granite Capital and the other purchasers of the Preferred Stock listed in Schedule A to the Agreement. In consideration for the 106,669 shares of Preferred Stock, Granite Capital paid $4.50 per share for a total of $480,011.

            As a result of the approval of certain proposals at the annual meeting of shareholders of the Company on August 5, 1996, the Preferred Stock was automatically converted into shares of Common Stock on the basis of 13 shares of Common Stock for each share of Preferred Stock. Immediately following this conversion, a one-for-six reverse stock split, which applied to all shareholders, became effective. As a result, Granite Capital received 2 and 1/6 shares of Common Stock for each share of Preferred Stock, and any fractional shares were rounded up.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

      Other than as described herein, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material To Be Filed As Exhibits

Not applicable.

                         Page 5 of 6 Pages
<PAGE




                              SIGNATURE

            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 1996


                                    GRANITE CAPITAL, L.P.

                                    By:  /s/ Walter F. Harrison, III
                                        Walter F. Harrison, III
                                        General Partner

                                    By:  /s/ Lewis M. Eisenberg
                                        Lewis M. Eisenberg
                                        General Partner



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